December 7, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	ALLEGHANY CORPORATION (FILE NO. 001-09371)
REGISTRATION STATEMENT ON FORM S-4

Ladies & Gentlemen:

On behalf of Alleghany Corporation, a Delaware corporation (“Alleghany”), I am submitting for filing Alleghany’s Registration Statement on Form S-4 (the “Registration Statement”) relating to shares of Alleghany common stock, par value $1.00 per share, to be issued in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of November 20, 2011, by and among Alleghany, Shoreline Merger Sub, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Alleghany, and Transatlantic Holdings, Inc., a Delaware corporation. As indicated in the Registration Statement, Alleghany expects to apply for listing of the securities on the New York Stock Exchange.

I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation S-T.

* * * * *

Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1107 or you may also contact David E. Shapiro at (212) 403-1314.

Very truly yours,

/s/ Alison M. Zieske

Alison M. Zieske

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